UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ATLAS FINANCIAL HOLDINGS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

G06207115
(CUSIP Number)

November 24, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]  Rule 13d-1(b)
[   ]  Rule 13d-1(c)
[   ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 4 Pages

CUSIP No.  G06207115
(1) Names of reporting persons Baleen Capital Management LLC
(2) Check the appropriate box if a member of a group (a)
(see instructions) (b)
(3) SEC use only
(4) Citizenship or place of organization DE
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power 614,354
(6) Shared voting power 0
(7) Sole dispositive power 614,354
(8) Shared dispositive power 0
(9) Aggregate amount beneficially owned by each reporting person 614,354
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9) 5.1%
(12) Type of reporting person (see instructions) IA

Item 1(a). Name of Issuer:

 Atlas Financial Holdings, Inc.

Item 1(b). Address of the Issuer's Principal Executive Offices:

 953 American Lane 3rd Floor, Schaumburg, IL 60173.

Item 2(a). Name of Person Filing

 Baleen Capital Management LLC

Item 2(b). Address of Principal Business Office or, if None, Residence:

 811 SW 6th Ave Suite 1000, Portland, OR 97204

Item 2(c). Citizenship:

 The Reporting Person is a Delaware limited liability company.

Item 2(d). Title of Class of Securities:

 Common Stock

Item 2(e). CUSIP Number:

G06207115
Item 3.
If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

 (a) [  ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [  ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [  ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [  ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) [X] An investment adviser in accordance with Rule 13d-1(b)(1) (ii)(E);

(f) [  ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [  ] A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

(h) [  ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [  ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the
Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [  ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.
Ownership:

Item 4(a). Amount Beneficially Owned:

As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 614,354 shares.

Item 4(b). Percent of Class:

As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 5.1% of the total number of Shares outstanding.

Item 4(c). Number of shares as to which such person has:

 Baleen Capital Management LLC

 (i) Sole power to vote or direct the vote 614,354
 (ii) Shared power to vote or to direct the vote 0
 (iii) Sole power to dispose or to direct the disposition of 614,354
 (iv) Shared power to dispose or to direct the disposition of 0

Item 5. Ownership of Five Percent or Less of a Class:

 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:     [  ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

 This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

 This Item 7 is not applicable.

Item 8. Identification and Classification of Members of the Group:

 This Item 8 is not applicable.

Item 9. Notice of Dissolution of Group:

 This Item 9 is not applicable.

Item 10. Certification:

 By signing below the Reporting Person certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 2, 2021 Baleen Capital Management LLC

 By:       /s/ Fang Li
              Fang Li
  Managing Partner